JONES LANG LASALLE®

Real value in a changing world

Investor Presentation





August 2009

Forward looking statements

Statements in this presentation regarding, among other things, future financial results and performance, achievements, plans and objectives and dividend payments may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance, achievements, plans and objectives of Jones Lang LaSalle to be materially different from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed under "Business," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Quantitative and Qualitative Disclosures about Market Risk," "Cautionary Note Regarding Forward-Looking Statements" and elsewhere in Jones Lang LaSalle's Annual Report on Form 10-K for the year ended December 31, 2008 and in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and in other reports filed with the Securities and Exchange Commission. There can be no assurance that future dividends will be declared since the actual declaration of future dividends, and the establishment of record and payment dates, remains subject to final determination by the Company's Board of Directors. Statements speak only as of the date of this presentation. Jones Lang LaSalle expressly disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in Jones Lang LaSalle's expectations or results, or any change in events.

Jones Lang LaSalle

Value proposition

- A global firm with Corporate Outsourcing as a growth opportunity in the current environment
- LaSalle Investment Management a value differentiator as a premium global real estate investment management business
- Demonstrated ability to adapt and deliver innovative products and services: Energy and Sustainability, Value Recovery Services, etc.
- Fortified balance sheet for differentiated financial strength from competitors

Strengthen Capital Structure to Position for Opportunity

Two-pronged approach

- Credit facilities amended for additional operating and financial flexibility
  - Maintained $865 million total unsecured borrowing capacity[(1)] and June 2012 maturity
  - Additional restructuring and non-cash charge exclusions
  - Leverage Ratio increased to 3.75x through March 2011
  - Amendments closed June 2009
- $228 million gross proceeds from follow-on common stock issuance[(2)]
  - Proceeds used to pay down outstanding debt on credit facilities
  - 6.5 million common shares issued
  - Investment grade rated
    - Moody's: Baa2 (Stable Outlook)
    - S&P: BBB- (Stable Outlook)

(1) Total borrowing capacity was $860 million as of June 30, 2009

(2) Net proceeds of $218 million after underwriting discount and commissions

Jones Lang LaSalle®

Jones Lang LaSalle Incorporated

Leading real estate services and investment management firm

- Provides comprehensive integrated real estate services and investment management expertise
- Approximately 36,200 employees, including 22,100 whose costs are reimbursed by our clients
- 750 locations in 60 countries
- Global brand diversified by geography and service offering

Diversified Revenue by Service Line
Total 2008 = $2.7 billion



Occupier Services 39%
Money Management 13%
Capital Markets 11%
Investor Services 37%
Facility Mgmt. 7%
Project and Development Services 19%
Tenant Representation 13%
Agency Leasing 14%
Property Management 9%
Valuations & Consulting 14%

Revenue by Geography	2008 [(1)]	2007
Americas	35%	29%
EMEA	32%	34%
Asia Pacific	20%	23%
LaSalle Investment Mgmt.	13%	14%
Consolidated	100%	100%

(1) Includes Staubach revenue commencing July 11, 2008

Global Strategy

Focused on emerging from the global financial crisis in a stronger competitive position

G1



Local and Regional Service Operations
Execution

- Activity levels anticipated to be down globally
- Market share to offset transaction declines; successful integration of acquisitions; new products (retail); cross-selling

G2



Global Corporate Solutions
Counter Cyclical

- Significant outsourcing wins and ongoing RFPs
- Benefit from consolidation activities; portfolio rationalization
- Leverage energy and sustainability offers
- New industries, e.g. Pharma

G3



Global Capital Markets
Global Diversity

- Support investor stress with leveraged portfolios
- Value Recovery Services
- Focused on banks and financials; receiverships / loan sales

G4



LaSalle Investment Management
Annuity

- Client relationships, expectations and demands
- Manage banking relationships against covenant and refinance risk
- Maximize $8-$10 billion buying power
- Flight to quality

G5



World Standard Business Operations
Operating Leverage

- CRM system to leverage marketing wins
- Global website enhancing sales, marketing and research
- PeopleSoft paced to capture quick cost wins

Local and Regional Services

Occupier position strengthened in shifting market



Rome, Seoul, Toronto
Amsterdam, Dallas, Denver, Edinburgh, Milan, Washington DC
Atlanta, Boston, Chicago, Frankfurt, Los Angeles, Madrid, New York, Philadelphia, San Francisco
Beijing, Stockholm, Sao Paulo, Singapore
Berlin, Detroit, Dublin, Sydney
Brussels, Shanghai, Paris
London, Moscow
Hong Kong, Tokyo
Mumbai
Mexico City
Rental growth slowing
Rents falling
Rental growth accelerating
Rents bottoming out



Dublin, Hong Kong, Madrid, Washington DC
Beijing
Brussels, London
Paris, Tokyo
Detroit
Atlanta, Moscow, Rome, Stockholm, Shanghai
Amsterdam, Chicago, Singapore, Sydney, Toronto
Boston, Frankfurt, Los Angeles, Mumbai, Sao Paulo
Edinburgh, Milan, New York
San Francisco
Berlin, Mexico City
Seoul
Dallas
Philadelphia
Rental growth slowing
Rents falling
Rental growth accelerating
Rents bottoming out
Q2 2008

Asia-Pacific
EMEA
Americas

Source: Jones Lang LaSalle; LaSalle Investment Management
As of Q2 2009

Jones Lang LaSalle

Leasing Revenue Growth with Increased Market Share

FY 2008 and Q2 2009 Leasing revenue

($ in millions; "LC"=Local Currency)



FY 2008
8% in LC
6% in LC
52%
18%
$348.3(1)
$229.3
$194.5
39%
9%
$226.9
$246.7
$162.8
45%
5%
$87.3
$126.2
$132.7
2006 2007 2008
Americas
2006 2007 2008
EMEA
2006 2007 2008
Asia Pacific



25% in LC
31%
25%
$727.8(1)
$582.4
$444.6
2006 2007 2008
Consolidated



Q2 2009
105%
$122.7
$59.8
2008 2009
Americas
32% in LC
(43%)
$64.1
$36.5
2008 2009
EMEA
30% in LC
(36%)
$37.0
$23.6
2008 2009
Asia Pacific



14%
19% in LC
$182.8
$160.9
2008 2009
Consolidated

(1) Includes Staubach

The Staubach Company Integration

Premier U.S. brand in Tenant Representation services



- **Staubach was a market-leading real estate advisory firm with a presence in over 20 U.S. markets**
  - Established over 30 years ago by Roger Staubach
- **Fully integrated into JLL with Staubach management leading brokerage group**
  - 2009 financial results reflect combined performance
- **Variable compensation using commission model**
  - JLL Americas legacy brokers migrated to commission
- **Diverse client base**
  - Winning new business with stronger platform
- **Majority of revenue, c. 85%, from tenant representation**
  - Tenant Representation demonstrated resiliency in the last market downturn

Tenant Representation Service Offerings

- Strategic and advisory consulting
- Transaction management
- Lease and contract negotiation
- Research
- Lease administration
- Portfolio strategy
- Business and economic incentives

Global Corporate Solutions

A global leader in real estate outsourcing services



Strategic Consulting
Transaction Management
Lease Administration
Integrated Facility Management
Energy & Sustainability Services
Corporate Finance / CMG
Project Management
Client Relationship Management

Strong contribution to growth and profitability:

- Ongoing success with corporate relationships
  - 32 new contractual relationships YTD 2009
  - 22 expanded relationships with existing clients YTD 2009
  - Total wins up 40% over prior year period
- Leveraging the investment in our global platform
  - Leverage U.S.-based outsourcing to drive global market share gain
  - Contributing to 11% YTD 2009 Management Services revenue growth over 2008
  - Key wins expand sector opportunities

Long Standing Clients	2008 Key Win	2009 Key Wins	RFP Pipeline
Eli Lilly GSK Schering-Plough	Pfizer	Amgen Astra Zeneca Merck	Further sector opportunities with new and existing clients

Global Corporate Solutions

Leading position with unique expertise across services & geographies


EMEA
16%
Americas
60%
Asia
Pacific
24%

- Outsourcing historically U.S. sourced for U.S. based multinationals
- Staubach client relationships create new outsourcing opportunities
- Highest margin contribution from Americas given scale
- Trend towards Non-U.S. based RFPs


Global / Multi-regional
AstraZeneca
Iron Mountain
France Telecom
Philips
Smith Group plc
...and others
Americas
Amgen
Grupo Salinas
Merck
Microsoft
SunTrust
T-Mobile
...and others
Asia Pacific
Ericsson
Nokia
Rolls Royce
Suncorp
...and others
32 New YTD 2009 Wins

Note: Pie chart represents geographical allocation of 2008 Occupier Services Revenue (Facilities Mgmt., Proj. & Development Services and Tenant Rep.)

Jones Lang LaSalle®

Integrated Sustainability Services and Best Practices

Energy conservation and cost savings a growing priority

Making an impact

- Over 500 LEED Accredited Professionals
- Managed 73 LEED projects, totaling over 35 million square feet
  - LEED consultant for 2 of first 3 properties to be Platinum certified; Beacon Capital and McDonald's Corporation
- Documented $95 million in energy savings for clients including:
- Reduced 438,000 tons of greenhouse gas emissions
  - Equivalent to the emissions of nearly 50 million gallons of gasoline consumption
- Provided 20,000 facilities with specialized energy services
- Leading development of global sustainability guidelines for Global Reporting Initiative



5
Partner Companies
60+
Energy-efficiency ideas vetted
8
Final Projects Recommended
8 mos.
Iterative design process
$4.4m
Annual Energy Savings
38%
Energy Reduction

"I chose Ray Quartararo and Jones Lang LaSalle because of our successful history together taking on and figuring out difficult projects and the company's deep sustainability expertise and track record."

--Anthony E. Malkin
Building Owner
Empire State Building Company

Lower Capital Markets Revenue Reflects Challenging Market

Q2 2009 Capital Markets and Hotels revenue

($ in millions; "LC"=Local Currency)



$16.5
$5.6
(66%)
2008
2009
Americas
↓ 47% in LC
$50.8
$22.7
(55%)
2008
2009
EMEA
↓ 25% in LC
$14.9
$9.6
(35%)
2008
2009
Asia Pacific



↓ 47% in LC
$82.2
$38.0
(54%)
2008
2009
Consolidated

Capital Markets - Value Recovery Services

Advising clients navigating a difficult economic climate

Providing advice to a major bank for an extensive property portfolio in the U.K. and continental Europe

Successfully restructured large property investment group in conjunction with a major U.K. bank

Advising on strategy and subsequent disposition of $1.3 billion loan portfolio in the U.S.

Value Recovery Services

Financial Institutions
Owners/Investors
Government
Special Servicers
Hotel Owners

Won 17 Asia Pacific mandates, incl. an exclusive mandate in Singapore to refinance/privatize a prime property fund

Closed on $57 million of note sales for Morgan Stanley in New York

Advising financial institution on portfolio of property assets in Thailand

Providing receivership, management and leasing services for 20 assignments across the U.S.

Selling $250 million portfolio of U.S. asset backed B notes for European financial institution

LaSalle Investment Management

Premier global investment manager – safe hands in a stressed sector

OVERVIEW

- Over 25 years real estate investment experience in Europe and North America, and investing in Asia Pacific for 10 years
- Over 300 institutional investors worldwide – investor base over 90% institutional
- Over $17 billion of equity raised over last three years across the major markets
- Operating in major markets across North America, Europe and Asia Pacific
- More than 700 people based in 24 offices in 16 countries around the world

REAL ESTATE AUM – TOP RANKINGS (1)


($ in billions)
$140.0
$120.0
$100.0
$80.0
$60.0
$40.0
$20.0
$0.0
$139.0
$81.1
$75.4
$51.0
$44.0
$43.0
$41.1
ING Real Estate
Morgan Stanley
RREEF
JP Morgan Asset Mgmt
Prudential Real Estate Investors
AEW Capital Mgmt
LaSalle Investment Mgmt
2008 GLOBAL PERE AWARDS
Global Firm of the Year

(1) Assets under management rankings as of 12/31/2008 based on publicly available information, including investment management websites and annual reports

LaSalle Investment Management

Delivering annuity-based revenue



($ Millions)
$400
$350
$300
$250
$200
$150
$100
$50
$0
Incentive Fees
Equity Earnings
Advisory and Transaction Fees
Operating Income
Includes $112.5m incentive fee from a single client
$109.0
$88.7
$20.0
$113.3
$100.6
$18.4
$150.4
$113.4
$31.8
$202.7
$147.5
$50.2
$384.3
$206.7
$124.4
$370.8
$272.9
$112.0
$351.8
$297.0
$81.9
2002
AUM = $23.2 B
2003
AUM = $21.5 B
2004
AUM = $24.1 B
2005
AUM = $29.8 B
2006
AUM = $40.6 B
2007
AUM = $49.7 B
2008
AUM = $46.2 B

Advisory Fee Compound Annual Growth Rate = 22%

Note: AUM data reported on a one quarter lag

JONES LANG LASALLE®

LaSalle Investment Management

Profitable Advisory Fees supports business through challenging market

Description	Q2 2009 Statistics *	Typical Fee Structure
Separate Account Management (Firm's co-investment = $21.3MM)	• $17.0 billion of assets under management ***(33% decline from 2008)***	• Advisory fees • Transaction fees • Incentive fees • Equity earnings
Fund Management (Firm's co-investment = $129.7MM)	• $16.2 billion of assets under management ***(14% decline from 2008)***	• Advisory fees • Incentive fees • Equity earnings
Public Securities (Firm's co-investment = $0.1MM)	• $3.1 billion of assets under management ***(68% decline from 2008)***	• Advisory fees

	Q2 2009	Q2 2008
Advisory Fees	$59.4 million	$72.6 million
AUM	$36.3 billion	$54.0 billion
Annualized Annuity Fees as % of AUM	**0.66%**	**0.53%**

- Advisory fees NOI, contractual or equity-based; typically more stable than Assets Under Management which are impacted at least quarterly by market fluctuations

Assets Under Management = $36.3 billion

* AUM data reported on one quarter lag

LaSalle Investment Management

Responding to market challenges while positioning for leadership

- Q2 YTD 2009 Advisory revenue = $120 million
- Stay close to our clients – constant communication and no surprises
- Reinforce asset management teams – bolstering performance is job #1
- Execute targeted fund raising programs
- Respond aggressively to weakness in competitor performance
- Buying power available when market stabilizes

Estimated Buying Power of $8 - $10 Billion [1]

[1] Estimated buying power as of June 30, 2009 and includes leverage

2009 Year to Date Update

Seasonal Revenue improvement

($ in millions)


25%
$199.6
$248.6
Q1
Q2
Americas
18%
$120.8
$142.9
Q1
Q2
EMEA
14%
$104.8
$119.3
Q1
Q2
Asia Pacific
25%
$37.0
$46.2
Q1
Q2
LIM


17%
$494.2
$576.1
Q1
Q2
Consolidated

2009 Year to Date Update

Seasonal Adjusted EBITDA* improvement

($ in millions)



$11.4
$31.2
Q1
Q2
Americas
($16.2)
$4.5
Q1
Q2
EMEA
($0.7)
$5.7
Q1
Q2
Asia Pacific
$16.3
$7.8
Q1
Q2
LIM



$10.9
$49.3
Q1
Q2
Consolidated

* Refer to Appendix for Reconciliation of GAAP Net Loss to EBITDA and Adjusted EBITDA for three months ended June 30, 2009 and for details relative to the calculations of Q2 Adjusted EBITDA. Q1 Adjusted EBITDA was calculated on a similar basis from the results for the three months ended March 31, 2009. Segment Adjusted EBITDA is calculated by adding the segment's Depreciation and Amortization and non-cash co-investment charges to its reported Operating (loss) income, which excludes Restructuring charges. Consolidated Adjusted EBITDA for Q1 and Q2 2009 also exclude $28.9M and $14.9M, respectively, of non-cash co-investment charges.

Increased Liquidity Through Decisive Action

Cost and cash actions 2008 and 2009

Cost Actions

- $125M annualized savings in Base Compensation and Benefits
  - Staffing reductions across the Firm, salary reductions and furloughs
  - Cumulative severance-related restructuring charges of ~ $60M with a 3 to 6 month payback
  - Variable compensation actions add savings in addition to those from base compensation and benefits
- $50M projected savings in 2009 Variable Operating Expenses
  - Discretionary spend reductions to save net $50M on a local currency basis after absorbing acquisitions
    - Savings expected primarily in T&E, Professional Fees, Marketing and Training
  - Partially offset by new gross facilities management contracts and occupancy costs

Cash Actions

- $65M reduction in capital expenditures
  - Full year planned cash spend reduced to less than $45M for 2009
- Dividend reduction in Q2 2009
  - $0.10 per share compared with $0.25 per share in Q4 2008

Aggressive Actions Improve Balance Sheet Position

Reduced 1st half cash spend before historically strong 2nd half

($ in millions)	2009 Jan - Jun	2008 Jan - Jun	2008 Jul - Dec
Operating Activities			
Adjusted EBITDA [1]	$60	$77	$205
Less: Restructuring	(32)	-	(30)
Less: Interest Expense & Income Taxes	(14)	(15)	(44)
Less: Working Capital & Other	(100)	(235)	75
Net Cash from/(used in) Operations	**($86)**	**($173)**	**$206**
Primary Uses of Cash			
Capital Expenses [2]	(21)	(51)	(53)
Acquisitions & Deferred Payment Obligations	(10)	(168)	(181)
Co-Investment	(19)	(24)	(18)
Dividends	(4)	(17)	(9)
Net Cash Outflows	**(54)**	**(260)**	**(261)**
Net Share Issuance & Other Financing	211	12	11
Net Debt Repayment/(Borrowing)	**$71**	**($421)**	**(44)**

Seasonal operating performance historically stronger in second half

Aggressive receivable collection and lower incentive compensation payments reduced working capital needs in H1 2009 vs. H1 2008

Reduced H1 2009 cash spend in all categories

Equity issuance & Debt reduction

Key Covenant Ratios
as of June 30, 2009

Leverage Calculation:		Interest Coverage Calculation:	
Bank-defined Indebtedness	$804	Bank-Defined EBITDA + Rents	$436
Bank-defined EBITDA	$334	Cash Interest + Rents	$132
Leverage Ratio	**2.41x**	**Interest Coverage Ratio**	**3.31x**
Maximum	*3.75x*	*Minimum*	*2.00x*

(1) See Appendix for adjustments made to EBITDA
(2) 2009 YTD capital expenditures net of tenant improvement allowances received were $16 million

Jones Lang LaSalle®

Strengthened Capital Structure to Position for Opportunity

Strategic rationale

Strength

- Differentiated financial strength among private and public global real estate service providers
  - Demonstrates strong balance sheet to Corporate and LIM clients seeking long-term partner
- Positioned for absolute client focus in any economic scenario
- LaSalle Investment Management; safe pair of hands vs. competitors in stressed environment

Opportunity

- Capitalize on industry recovery
- Flexibility to acquire small, premium teams that will strengthen our competitive position
- Positioned to grow LaSalle Investment Management

World Standard Business Operations

Setting the Industry Standard for Real Estate Service Companies

Jones Lang LaSalle is a Leading Real Estate Services Brand:

- **Dominant Global Platform**
  - Approximately 180 offices in over 60 countries worldwide
  - Research-driven global investment management business
  - Client demands for global expertise satisfied by few providers
- **Positioned for Short and Long Term Success**
  - Premier and expanding position in the corporate outsourcing space
  - Expand share in local markets
  - Leading global investment management business
- **Solid Financial Strength and Position**
  - Diversified revenues by region and by service line
  - Solid balance sheet with investment-grade ratings
  - Strong global platform positioned for opportunity & market recovery

2008 Global PERE Awards

Global Firm of the Year

2008 Forbes The Platinum List

Energy Star Award 2007

PARTNER OF THE YEAR

2009 World's Most Ethical Companies

WWW.ETHISPHERE.COM

Hewitt Best Employers in Middle East 2009

Fortune 2009 World's Most Admired Companies

Appendix

Capital and Bank Actions

Simultaneous actions taken with lenders

Equity Issuance

Shares Sold	**6,500,000**				
		Per Share		Total	
Public Offering Price		$	35.00	$	227,500,000
Underwriting Discount		$	1.49	$	9,668,750
Proceeds to Company		**$**	**33.51**	**$**	**217,831,250**

Debt Amendments

- Amendments provide additional operating and financial flexibility; closed June 2009
- Allowable EBITDA add-backs
  - $25M of additional restructuring charges
  - $100M of non-cash co-investment charges, as well as full exclusion of goodwill impairments
- Maximum Leverage Ratio increased to 3.75x through March 2011: ⇨ $\frac{\text{Debt}}{\text{Adjusted EBITDA}}$
  - 3.50x for the two quarters ending September 30, 2011
  - 3.25x thereafter
- Cash Interest Coverage Ratio amended to include depreciation add-back: ⇨ $\frac{\text{EBITDA + Rents}}{\text{Cash Interest + Rents}}$

Status of Facilities

- Maturity remains June 2012
- No reduction of borrowing capacity and facilities remain unsecured
- Post amendment pricing of 4.25%

Staubach Acquisition - Transaction Overview

- **Jones Lang LaSalle and The Staubach Company closed the transaction to merge operations on July 11, 2008**
  - Staubach to receive guaranteed payments of $613 million (1), plus additional earn out opportunities of up to $114 million based on performance milestones
    - $223 million consideration at close
      - $123 million paid in cash (2), $100 million paid in Jones Lang LaSalle stock
    - $390 million of deferred payments (present value $330 million)
      - 1st payment = $78m (August 2010), 2nd payment = $156m (August 2011) , 3rd payment = $156m (August 2013) (3)
  - Approximately $9 million of intangible asset amortization remaining
    - $1 million anticipated for the remainder of 2009
  - Less than $5 million of remaining P&L integration expense expected in 2009

(1) Total Guaranteed Purchase Price is $624 million before the deduction of net closing date liabilities and $11 million to fund transition costs

(2) Cash payment at close reduced by the net closing date liabilities

(3) 1st and 2nd payments can be deferred an additional 12 months each based on performance

Lower Capital Markets Revenue Reflects Challenging Market

FY 2008 Capital Markets and Hotels revenue

($ in millions; "LC"=Local Currency)


18%
$89.3
$105.2
$47.6
(55%)
2006
2007
2008
Americas
20%
43% in LC
$288.9
$347.3
$195.8
(44%)
2006
2007
2008
EMEA
63%
48% in LC
$64.5
$105.4(1)
$53.4
(49%)
2006
2007
2008
Asia Pacific


26%
46% in LC
$442.7
$557.8 (1)
$296.8
(47%)
2006
2007
2008
Consolidated

(1) Excludes Asia Pacific Hotels advisory fee

Reconciliation of GAAP Net (Loss) Income to EBITDA and Adjusted EBITDA

($ in millions)

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008
Net (loss) income	$ (14.4)	$ 24.5	$ (75.9)	$ 27.4
Add (deduct):				
Interest expense, net of interest income	14.5	3.6	27.3	4.7
(Benefit) Provision for income taxes	(2.5)	9.0	(13.3)	10.1
Depreciation and amortization	21.4	18.3	45.9	34.7
EBITDA	**$ 19.0**	**$ 55.3**	**$ (16.0)**	**$ 76.9**
Non-cash co-investment charges	14.9	-	43.8	-
Restructuring	15.4	-	32.4	-
Adjusted EBITDA	**$ 49.3**	**$ 55.3**	**$ 60.2**	**$ 76.9**